SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                               Travamark Two B.V.
                          Atlantic India Holdings Ltd.
                       (Name of foreign utility companies)

                                   Enron Corp.
    (Name of filing company, if filed on behalf of a foreign utility company)


         Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 57, Enron Corp. ("Enron"), an Oregon corporation, hereby files this form to notify the Securities and Exchange Commission that Travamark Two B.V. ("Travamark"), a company organized under the laws of The Netherlands, and Atlantic India Holdings Ltd. ("AIHL"), a company organized under the laws of the Cayman Islands, are foreign utility companies under Section 33 of the Act:

         Travamark's business address is Schouwburgplein 30-34, 3012 CL Rotterdam, The Netherlands. AIHL's business address is Huntlaw Corporate Services Limited, P.O.Box 1350, Fort Street, Grand Cayman, Cayman Islands. Each of Travamark and AIHL is a wholly owned subsidiary of Atlantic Commercial Finance, Inc. which is a wholly owned subsidiary of Enron. Each of Travamark and AIHL indirectly own, through Dabhol Power Company ("DPC") an interest in a 2,184 MW generating facility located near the village of Dabhol in the State of Maharashtra, India. The facility consists of two generating units. The first unit, which has a base load capacity of approximately 658 MW, is fully constructed and began producing electricity in May 1999 but is not currently generating electricity due to a legal dispute with the off-take customer. The second unit, which will have a base load capacity of approximately 1526 MW, is partially constructed.

         A subsidiary of Enron, Portland General Electric Company ("PGE"), an Oregon corporation, is a public utility that is engaged in the generation, transmission and distribution of electricity in the state of Oregon. PGE does not own or control any interest in Travamark or AIHL or their subsidiaries. PGE has not paid any part of the purchase price for such companies, and PGE is not engaged in any service contract or other relationship with these companies or their subsidiaries.



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         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  February  6th  2004             ENRON CORP.
                -----


                                       By:  /s/ Raymond M. Bowen, Jr.
                                            ------------------------------------
                                            Raymond M. Bowen, Jr.

                                            Executive Vice President and
                                            Chief Financial Officer




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Exhibit A.

         State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on August 25, 2003, as an attachment to a Form U-57 (File No. 73-00063) on behalf of Enron Asia Pacific/Africa/China, LLC. Enron hereby incorporates this certification by reference.








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